

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 24, 2009

Steven D. Foster
Chief Financial Officer
Parallel Petroleum Corporation
1004 Big Spring Road
Midland, Texas 79701

       Re: **Parallel Petroleum Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 23, 2009
              File No. 000-13305

Dear Mr. Foster:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director

cc: <u>Via Facsimile</u>
        Thomas W. Ortloff, Esq.
        (432) 683-2587